
December 5, 2023

John J. D'Angelo
President and Chief Executive Officer
Investar Holding Corp
10500 Coursey Boulevard
Baton Rouge, LA 70816

Re: Investar Holding Corp
Registration Statement on Form S-3
Filed November 29, 2023
File No. 333-275784

Dear John J. D'Angelo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance